November 24, 2008

Ms. Kate Tillan

Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Re: Cummins Inc.

       Form 10-K for the Year Ended December 31, 2007

       Filed February 26, 2008

       File No. 001-04949

Dear Ms. Tillan:

We refer to your letter dated October 28, 2008, commenting on the financial statements and disclosures in Cummins Inc.’s (“Cummins,” “we,” “our,” or “us”) Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Securities and Exchange Commission on February 26, 2008.  For your convenience and ease of reference we have repeated each of the staff’s comments below and have numbered each comment and our response (in bold) thereto to correspond to the numbers assigned to the comments in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements, page 71

Consolidated Statements of Earnings, page 72

1.        We note that you present ‘Investee equity, royalty and other income’ as part of your operating earnings.  Please tell us how you considered Rule 5-03 (13) and Rule 4-01(a) in determining your inclusion of equity earnings of investees within operating earnings.  Discuss the extent to which each of your significant equity investees is operationally integral to your operations.

The investee equity portion of our income statement line item “Investee equity, royalty and other income” is consistent with the SEC’s definition of “Equity in earnings of unconsolidated subsidiaries and 50 percent or less owned persons” (Investee Equity).    We manage our consolidated business as well as our business segments based on profitability measures that include Investee Equity performance.   Investee Equity income is both a significant and growing portion of our business representing approximately 18 percent of our operating earnings for the year ended December 31, 2007, and also represents a significant portion of our business segments’ earnings.  As discussed in our “Item 1A. Risk Factors Relating to our Business” in our 2007 10-K,

“For the year ended December 31, 2007, we recognized $192 million of equity earnings and $13 million of other income from our unconsolidated subsidiaries which comprised almost 28 percent of our net earnings.  The majority (76 percent) of our equity earnings comes from our North American distributors, Dongfeng Cummins Engine Company, Ltd. and Chongqing Cummins Engine Company, Ltd.  We have equity interests in several of our North American distributors who distribute the full range of our products and services to customers and end-users.”

In addition to the materiality of these unconsolidated subsidiaries, we also considered that these subsidiaries are an essential part of our business strategy worldwide and are complementary to our core business of producing integrated engine products.  Our unconsolidated subsidiaries are primarily joint venture distributors and manufacturing joint ventures in the same business as many of our consolidated operations.  Our distributors around the world are structured as either consolidated, independent or joint venture entities and the nature of these businesses is not significantly different based on ownership structure.  Our manufacturing joint ventures are manufacturing engines or components using Cummins developed technology as do our consolidated operations.  We consider our unconsolidated subsidiaries to be a key part of our business strategy. These subsidiaries have contributed greatly to our growth over the past four years and our future growth is dependent upon our ability to successfully partner with other entities in joint venture arrangements to establish a footprint in emerging markets.  Additionally, we maintain a presence on the board of directors of most of these businesses and participate in oversight of these operations.

Rule 4-01(a)(1) states, “Financial statements filed with the Commission which are not prepared in accordance with generally accepted accounting principles will be presumed to be misleading or inaccurate, despite footnote or other disclosures, unless the Commission has otherwise provided”, however, in accordance with Rule 5-03 (13), which states “Equity in earnings of unconsolidated subsidiaries and 50 percent or less owned persons. State, parenthetically or in a note, the amount of dividends received from such persons.  If justified by the circumstances, this item may be presented in a different position and a different manner”, we believe our presentation is appropriate.  We have chosen to present Investee Equity income as part of our operating income as this is how we manage our business, especially at the segment level, and these businesses are an integral part of our operations.  We believe that it is important for the readers of the financial statements to understand the significance of these investments to the results of our business operations.  Based on the materiality of our unconsolidated subsidiaries to our operations and the provisions of Rule 5-03(13) which allows us to present this line in a different location in the income statement “if justified by the circumstances”, we believe our current presentation is appropriate and best represents how we manage our business.

In addition, as of December 31, 2007, we have reviewed Rule 3-09 “Separate financial statements of subsidiaries not consolidated and 50 percent or less owned persons” and determined that none of our subsidiaries meet the significant subsidiary reporting criteria.

Consolidated Statements of Cash Flows, page 74

2.        You present “investment in marketable securities –acquisitions” and “Investments in marketable securities-liquidations.”  Please tell us how this presentation considers the guidance in paragraph 18 of SFAS 115.  Tell us whether the liquidations represent sales and/or maturities.

We considered the guidance of SFAS 115, specifically the reference to presenting the cash flows from purchases, sales and maturities on a gross basis.  All of our marketable securities are classified as available for sale and we only have a small amount of debt securities as disclosed in our marketable securities footnote.  At December 31, 2007, our marketable securities represented less than three percent of our current assets and less than two percent of our total assets.  Our “Investments in marketable securities - liquidations" line includes both proceeds from sales and maturities of debt securities.  Proceeds from the maturities of securities represented approximately 32 percent of total liquidations in 2007 while maturities in 2006 and 2005 represented 18 percent and 10 percent, respectively, of liquidations.  As a result, we concluded the maturities were not material to present as a separate line item.  Our marketable securities will be significantly less in 2008.

Beginning with our 2008 10-K, we will clarify the language in our marketable securities footnote to read “Proceeds from the sale and maturities of marketable securities were ...."

Note 1. Summary of Significant Accounting Policies, page 76

3.   With respect to the revenue recognition policies on page 77, please tell us and disclose in future filings the significant terms of the return rights, allowances and sales incentives you provide to customers and the methods used to determine the amount of those obligations in each period.  Describe significant assumptions, material changes and reasonably likely uncertainties.  Further, please tell us and disclose in future filings the conditions of acceptance.

Rights of return do not exist for a large portion of our sales other than for quality issues.  The only significant exceptions to this is in our aftermarket business, where our aftermarket customers are permitted to return small amounts of parts and filters each year and in our power generation business, which sells portable generators to retail customers.  An estimate is made at the time of sale and accrued based on historical return rates.  Historically our total returns have not been significant.  Our total returns for the last three fiscal years were 0.4 percent or less of our total sales in each of these periods.

In future filings we will add the following sentence to our revenue recognition footnote:  "A right of return does not exist on the majority of our equipment sales.  Returns in our aftermarket business are estimated and accrued at the time the related sale is recorded based on our historical experience."

Sales incentives primarily fall into three categories:  (1) volume rebates, (2) market share rebates, and (3) aftermarket rebates.  For volume rebates, we provide certain customers with rebate opportunities for attaining specified volumes during a particular quarter or year.  We accrue for the expected amount of these rebates at the time of the original sale and update our accruals quarterly based on our best estimate of the volume levels the customer will reach during the measurement period.  For market share rebates, we provide customers with rebate opportunities based on the percentage of their production that utilizes a Cummins product.  These rebates are typically measured either quarterly or annually and are accrued at the time of the original sale based on our best estimate of the market share that our product will attain for the period.  For aftermarket rebates we provide incentives to promote sales to certain dealers and end-markets.  These rebates are typically paid on at least a quarterly basis and estimates are made at the end of each quarter as to the amount yet to be paid based on historical experience with the particular program.

In future filings, we will add the following description of our incentive programs to our revenue recognition footnote:  "We provide various sales incentives to both our distribution network and our OEM customers.  These programs are designed to promote the sale of our product in the channel or encourage the usage of our products by OEM customers.  We record a liability for the estimated amount of the incentive at the time of the original sale based on a combination of historical experience and current expectations.  The incentives are classified as a reduction in sales in our “Consolidated Statements of Earnings.”

Due to the nature of our products, most of our sales do not contain formal acceptance provisions as they are primarily high volume or non-customized in nature.  A small portion of our Power Generation business produces customized power solutions to customers that may contain formal acceptance provisions, however total sales for this entire business line represented less than one percent of our total sales for each of the past three years.  As a result, we do not believe a discussion of acceptance provisions will add any meaningful information to our disclosure.

4.   We note that “[t]o the extent of [y]our ownership percentage, margins on sales to distributors accounted for under the equity method are deferred until the distributor sells the product to unrelated parties.”  Please tell us how you record the deferral of the margin and whether the deferral is just the net margin or the gross amounts and why.  Discuss how you considered paragraph 19(a) of APB18.

The guidance in paragraph 19(a) of APB 18 indicates that intercompany profits and losses should be eliminated until realized by the investor or investee as if a corporate joint venture or investee company were consolidated.  Paragraph 14 of ARB 51 states that the elimination of intercompany profit or loss may be allocated proportionately between the majority and minority interests.  Whether all or a proportionate part of the intercompany profit or loss should be eliminated under the equity method depends largely upon the relationship between the investor and investee.

An investor who controls an investee through a majority voting interest and enters into transactions with an investee which are not “arms length” should eliminate all of the intercompany profit or loss from income until it has been realized through transactions with third parties.  In other cases, it would be appropriate for the investor to eliminate intercompany profit in relation to an investor’s common stock interest in the investee.  We retain a 50 percent or less interest in all of our equity method investees and we negotiate arms length transactions.  As a result, in accordance with AIN-APB 18, we eliminate the intercompany profit to the extent of our ownership percentage for our equity method investees also giving effect to any income taxes on the intercompany transactions.  In effect, we eliminate the net margin.  The gross amount of these sales to related parties is disclosed on the face of the “Consolidated Statements of Earnings”.  Our accounting for the elimination of intercompany profit on sales to distributors accounted for under the equity method is as follows:

Dr. – Cost of Sales                                  $XX

Cr. – Investments                                       $XX

                To eliminate gross profit.

                Dr. – Deferred tax assets                   $XX

                            Cr. – Deferred tax provision             $XX

To eliminate tax effects.

Note 13.  Commitments and Contingencies, page 102

5.        We note that you are defendants in a number of pending legal actions and that you have been identified as a potentially responsible party at several waste disposal sites.  While you note that you have accruals related to some of these matters, we note no discussion of the nature of the matters or the amount of the accruals for them.  Please tell us how you considered SFAS 5, SOP 96-1 and SAB Topic 5:Y in determining your disclosure related to these matters.  Further, please tell us how you considered the disclosures that may be necessary outside the financial statements as discussed in Question 3 of SAB Topic 5:Y.  Further, please note that under Item 10-01 (a)(5) where material contingencies exist, you should provide disclosure of such matters even when no significant changes have occurred from year end.

We believe that our 2007 disclosures fully comply with SFAS 5 “Accounting for Contingencies”, SOP 96-1 “Recognition of Environmental Remediation Liabilities” and SAB 5:Y “Accounting Disclosures Relating to Loss Contingencies” as none of our contingencies are individually material enough to disclose additional detail.  For your information we have established accruals of approximately $40 million for our legal contingencies at December 31, 2007 and we do not believe that these lawsuits are material to Cummins individually or in the aggregate.  We will add language to our 2008 10-K clarifying that “we do not believe that these lawsuits are material individually or in the aggregate.”

As noted in our 2007 10-K, we have also been named as a potentially responsible party at several waste disposal sites, however, as discussed in “Item 3. Legal Proceedings” in our 2007 10-K:

“In addition to the forgoing, we have also been identified as a PRP at 17 waste disposal sites under federal and state environmental statutes, three of which we expect could result in expenditures in excess of $100,000 or more based upon our estimated proportional volume of waste disposed at these sites.  These sites and our estimated exposure are as follows:  the Operating Industries, Inc. Site in Monterey Park, California ($211,000), the Casmalia Site in Santa Barbara, California ($150,000) and the Double Eagle Refinery Site in Oklahoma City, Oklahoma ($100,000).  Finally, we have environmental remediation projects ongoing under the auspices of local regulatory agencies at our plant in Brazil; our plants in Memphis, Tennessee and Canton, South Dakota; and at one of our plants in the United Kingdom.  The cost of each of these projects may exceed $100,000.  We do not believe that the aggregate liability of resolution of the Superfund Sites or the plant remediation projects will be material for 2008.”

We have appropriately accrued for our probable PRP liabilities, however, due to the immaterial amounts of these liabilities, we do not believe further discussion is necessary in the footnotes to our financial statements for our financial statements not to be misleading.

We understand the interim reporting requirements under S-K Item 10-01(a)(5) and will consider quarterly disclosure if our litigation claims become material enough to warrant disclosure after we file our 10-K.

6.        Please tell us how you considered FIN 45 with respect to the accounting and disclosure for your U.S. distributor guarantees.

We have considered FIN 45 with respect to this arrangement, however, it is important to note that we no longer have guarantees related to our distributors borrowings.  As disclosed in the detail of the note, the guarantees were removed in the first quarter of 2006.  Rather, we only have a commitment to purchase from the financial institution certain inventory and fixed assets at amounts that approximate current fair values.  This commitment only arises in the event the distributor defaults on its borrowings and as a result, the bank becomes the owner of the assets.  Because the purchase commitments are not at fixed amounts but rather based on the fair market value of the related assets, we believe FIN 45 no longer applies to this arrangement.  In future filings, we will change the sub-title of the section to "U.S. Distributor Commitments" rather than "U.S. Distributor Guarantees" to avoid confusion.

Finally, we acknowledge:

•         We are responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•         Comments from the SEC staff or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10K; and

•         We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please contact me at (812) 377-3411.

Sincerely,

CUMMINS INC.
/s/ Marsha L. Hunt ______________________________ Marsha L. Hunt Vice President - Corporate Controller (Principal Accounting Officer)

cc    Theodore M. Solso, Chairman and Chief Executive Officer

        Patrick Ward, Vice President and Chief Financial Officer

  Robert J. Darnall, Chairman of the Audit Committee of the Board of Directors